September 12, 2013



VIA FEDERAL EXPRESS AND E-MAIL

Filer Desk – Mail Stop 3040
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re:** *Fundrise 1539 7th Street NW, LLC ("Fundrise" or the*
> *"Company") Amendment No. 1 to Regulation A Offering*
> *Statement on Form 1-A Filed on August 2, 2013*
> *File No. 024-10360*

Dear Mr. McTiernan:

We are responding to comments received from the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") by email dated August 23, 2013 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "**Form 1-A**"). For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 1539 7th Street NW, LLC.

General

1. *Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street NE, Washington, DC 20549.*

    Response: Fundrise acknowledges the Staff's comment and undertakes to send all amendments and correspondence to the above address.

2. *We note that your sponsors, Benjamin S. Miller and Daniel S. Miller, have previously managed similar offerings with similar investment objectives. Please revise your disclosure, as appropriate, to discuss these prior experiences of your sponsors and the performance of such prior offerings and programs, including the success of the capital*

raising efforts, recent financial results of ongoing investment programs and the results of any completed investment programs.

Response: In response to the Staff's comment, Fundrise has revised its disclosure to discuss the prior experiences of our sponsors and the status of these projects on page 19 under "The Manager," and again on page 32 under "Relationship of the Managers of Our Manager."

3. *We note your disclosure on page 28 that the manager currently serves as the Company's asset manager. However, on page 31, we note your disclosure that the company has engaged Rise Development LLC for asset management services. In addition, on page 20, you disclose that you currently intend to outsource your asset management services to an unaffiliated third party. Please revise your disclosure to resolve these inconsistencies or advise. Please also provide disclosure describing the services that any current asset manager provides and the material terms of any arrangement pursuant to which asset management services are provided. In addition, in the event the company has executed any written agreements related to asset management services, please file these agreements as exhibits to the offering statement.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure on pages 20, 29 and 32 to clarify that Fundrise has engaged Rise Development LLC for ongoing asset management services, and to resolve any inconsistencies. In addition, Fundrise has revised the disclosure on page 29 to include a description of the services provided by the asset manager in our disclosure on page 29. There are no written agreements related to asset management services.

4. *Please revise the disclosure in your offering circular to identify and discuss the amount of compensation or fees that you pay or anticipate paying to your manager as well as other service providers.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure on page 20 of the Offering Circular to identify fees and amounts that the Manager or its affiliates have been paid or are entitled to, as well as anticipated fees that may be paid out to a real estate service provider.

5. *Please revise your disclosure to identify your and/or your manager's relationship to WestMill Capital Partners, LLC or advise.*

Response: WestMill Capital Partners, LLC ("WestMill") is an affiliate of the Manager, wholly-owned by Benjamin S. Miller and Daniel S. Miller, who also own and co-manage the Manager. WestMill is a value-oriented real estate development company specializing in financing, development, leasing, and operations of retail and mixed-use property in the greater Mid-Atlantic region. As of June 2012, all business activities of

WestMill were transferred to Rise Development LLC for organizational purposes. WestMill no longer conducts any business activities.

Part II – Offering Circular

Cover Page

6. *In the fourth paragraph of the cover page, you state that there are four primary sources of anticipated clash flow distributions, but have only identified three distinct sources. Please revise as necessary.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure in the fourth paragraph of the cover page to resolve this discrepancy.

The Business Plan, page 1

7. *We note your projected unlevered yield of 8.4%. Please revise to remove any suggestion that this is a projected yield to Class C investors. In addition, please include cautionary language that this projection only related to the projected return on the property acquisition/development and not the company's performance, as it does not include an assumption for any company expenses.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure to clarify that the projected unlevered yield is not with regard to the Preferred Return payable to the Class C Members and is only related to the projected return on the acquisition and development of the Property since it does not include an assumption for the expenses of the Company.

8. *If the possible use of the property is limited to commercial use, rather than apartment/condo development, please revise to clarify.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure to clarify that the possible use of the Property is limited to commercial use, and that, in Management's belief, the completion of more than 3,600 residential units is relevant as a leading indicator of the general retail real estate market in the neighborhood.

The Offering, page 2

9. *Please revise your disclosure to prominently identify and discuss the "capital calls" in which Class C members may be required to participate.*

Response: In response to the Staff's comment, Fundrise has amended and restated its operating agreement to clarify that Class C Members cannot be required to participate in capital calls. According to Section 3.2.2(B) of the Amended and Restated Operating

Agreement, in the event the Company cannot obtain additional capital from third parties, Class A and Class B members shall be required to make additional capital calls pro-rata according to their Percentage Interests. Such capital shall be deemed a loan from Interest Holders paid prior to the Class C members from Cash Flow. A copy of the Amended and Restated Operating Agreement is being filed as Exhibit 2.2 to the Form 1-A.

In addition, in response to the Staff's comment, Fundrise has revised the Form 1-A to include the following disclosure on page 7 and again on page 35:

"Pursuant to Section 3.2.2(i) of the Operating Agreement, Class C members cannot be required to participate in capital calls."

10. *Please revise to disclose when distributions will be made to Class C investors.*

Response: Fundrise acknowledges the Staff's comment and notes that in the Summary of the Offering section of the Form 1-A, under the heading "Distributions," there is detailed disclosure of distributions of cash flow, including the following statement in bold print:

> "No assurances can be made as to the timing or amount of cash distributions to Investors, or whether any cash distribution in fact will be made."

In addition, Fundrise notes that in the Summary of the Offering section of the Form 1-A, under the heading "Preferred Return," there is additional disclosure regarding the timing of distributions to Class C Members, specifically:

> "Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled 'Distributions' below. In the event the Company does not distribute cash flow, Class C Members will neither receive nor be entitled to payment of the Preferred Return."

While Fundrise believes that the disclosure requested by the Staff is already adequately disclosed in the Offering Circular, it has revised the location of the disclosure contained under the heading "Distributions" so that it is in a more prominent location.

11. *Disclosure under the heading "Preferred Return" here and on page 26 indicates that the Class C units are mandatorily redeemable. This contradicts disclosure on the cover page in which you state "the Class C Membership Units have no redemption, right to sell, assign or transfer." Please advise.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure on the cover page regarding the redemption of the Class C units to be consistent with disclosures under the heading "Preferred Return" and on page 26.

Key Financial Highlights, page 17

12. *Please revise your development cost breakdown to clarify whether it includes all company-paid tenant improvement costs and leasing commissions.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure to make clear that the development cost breakdown on page 17 includes all projected tenant improvement costs and leasing commissions that are anticipated to be payable by Fundrise.

13. *You estimate that it will take nine months to design, permit and build-out the space. Please discuss if you have begun the design or permitting process or if these activities are contingent upon completion of this offering.*

Response: Fundrise has not begun the design or permitting process. These activities are not contingent upon completion of this offering; Fundrise will move forward with design, permitting and build-out of the Property regardless of the success of the Offering.

Property Background, page 19

14. *The disclosure does not appear to relate to the acquired property. Please revise to provide background disclosure on the investment property and/or explain the connection between the property and the Howard Theater.*

Response: In response to the Staff's comment, Fundrise has revised disclosure under "Property Background" on page 19 to relate to the acquired property.

Biographies, page 29

15. *Please revise your disclosure to provide the age of each of the persons identified. Please refer to Item 8(a) of Part II of Form 1-A.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure on page 30 to provide the age of each of the persons identified under the section titled "Biographies."

Security Ownership of Certain Beneficial Owners and Management, page 30

16. *Please revise your table to include disclosure regarding the security holdings of each of your officers and directors, all officers and directors as a group and each shareholder who owns more than 10% of each class of your securities as required by Item 10 of Part II of Form 1-A. For membership units held by legal entities, please identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to such securities.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure on page 31 under the title "Security Ownership of Certain Beneficial Owners and Management" to indicate any officers, directors or shareholders who own more than 10% of each class of the Company's securities.

Index to Financial Statements, page 39

17. *We note that your financial statements are presented on the letterhead of Ross and Associates, P.C. Please advise us if Ross and Associates were involved in the preparation of your financial statements, and if so, the extent of the role they played. If Ross and Associates were not involved in the preparation or compilation of your financial statements, please do not present the financials on the letterhead of the firm.*

Response: Fundrise acknowledges the Staff's comments and notes that, as detailed in the "Independent Accountant's Review Report" on page 3 of the Reviewed Financial Statements, Ross and Associates, P.C. was contracted by the Company to prepare and review financial statements for inclusion in this Form 1-A and any related amendments thereto. The consent of Ross and Associates, P.C. to the inclusion of their review of our Financial Statements is included as Exhibit 10.1 to the Form 1-A.

Financial Statements and Independent Accountant's Review Report

Notes to Financial Statements, page 8

18. *Please add a note to describe what has been capitalized to Construction in progress.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure in the Notes to Financial Statements to describe what has been capitalized to Construction in Progress.

Note 2. Summary of Significant Accounting Policies, page 8

19. *We note that your financial statements were prepared using the accrual basis of accounting and that this basis of accounting recognizes revenue when earned and expenses when incurred, which conforms to accounting principles generally*

accepted in the United States of America. Please note that your financial statements must be prepared in accordance with US GAAP. Please tell us in what ways, if any, the preparation of your financial statements represents a departure from US GAAP and revise as necessary. We may have further comment.

Response: In response to the Staff's comment, Fundrise has revised the disclosure under "Summary of Significant Accounting Policies" on page 8 to include the following disclosure, which confirms that the preparation of our financial statements does not represent a departure from US GAAP:

"The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP)."

Part III – Exhibits

Index to Exhibits

20. *Please ensure that your exhibit index includes all exhibits required by Item 2 of Part III of Form 1-A. For example, please include the loan agreement with City First Bank of DC, NA, the expert consent, and sales materials, and the "test the water" materials, or tell us why they are not required. In addition, please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.*

Response: In response to the Staff's comments, Fundrise has revised the exhibit index to the Form 1-A as follows:

Exhibit No.	Exhibit Description
2.1	Certificate of Formation
2.2	Amended and Restated Operating Agreement
4.1	Form of Subscription Package
6.1	Loan Agreement, for the principal amount of $975,000, dated as of October 19, 2012, by and among City First Bank of DC, NA and Fundrise 1539 7th Street NW LLC
10.1	Consent of Ross and Associates, P.C.
11.1	Opinion of O'Melveny & Myers LLP*
12.1	Sales Materials*
13.1	Testing-The-Waters Materials

*   To be filed later by amendment.

In addition, attached as Exhibit A is a draft legal opinion for the Staff's review.

Notwithstanding the previous responses, in the event the Company requests qualification, Fundrise acknowledges and accepts the following:

- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request the Staff contact either Bjorn J. Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile) or ben@fundrise.com (email) with any questions or comments regarding the enclosed documents.

Sincerely,



Benjamin S. Miller
Manager, Fundrise Manager 1539 7th Street NW, LLC

Attachments

cc: Daniel S. Miller
Manager, Fundrise Manager 1539 7th Street NW, LLC

Martin P. Dunn

Bjorn J. Hall

EXHIBIT A:

DRAFT LEGAL OPINION

DRAFT LEGAL OPINION

OUR FILE NUMBER
0923360-00005

[DATE], 2013

Fundrise 1539 7th Street NW, LLC
7400 Beaufront Springs Drive, Suite 300
North Chesterfield, VA 23225

> **Re:** **_Qualification and Registration of Securities of_**
> **_Fundrise 1539 7th Street NW, LLC_**

Ladies and Gentlemen:

At your request, we have examined the Offering Statement ("Offering Statement") on Form 1-A (File No. 024-10360) of Fundrise 1539 7th Street NW, LLC, a Delaware limited liability company (the "Company"), in connection with (i) the qualification under the Securities Act of 1933, as amended, (ii) the registration under District of Columbia Securities Act of 2000, as amended, (iii) the registration under the Virginia Securities Act, as amended, and (iv) the registration under the Maryland Securities Act, as amended, of the offer and sale of up to 3,500 Class C Membership Units of the Company (the "Securities") by the Company.

In rendering the opinion below, we examined originals or copies of those corporate and other records and documents we considered appropriate. We assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies.

Based on this examination, we are of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

The law governed by this opinion letter is limited to the present Delaware Limited Liability Company Act. We express no opinion herein as to any other laws, statutes, regulations or ordinances of any other jurisdiction.

DRAFT LEGAL OPINION

Fundrise 1539 7th Street NW, LLC, [DATE], 2013 - Page 2

We hereby consent to the use of this opinion as an exhibit to the Offering Statement.

Respectfully submitted,